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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                                     UNDER
                      SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                            ------------------------

                                E.PIPHANY, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

         OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                      n/a*
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ROGER S. SIBONI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                E.PIPHANY, INC.
                      1900 SOUTH NORFOLK STREET, SUITE 310
                          SAN MATEO, CALIFORNIA 94403
                                 (650) 356-3800
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                   COPIES TO:

                              AARON J. ALTER, ESQ.
                           N. ANTHONY JEFFRIES, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                           CALCULATION OF FILING FEE

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                   TRANSACTION VALUATION+                             AMOUNT OF FILING FEE
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
$84,851,000.................................................             Previously Paid
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

 + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,700,000 shares of common stock of E.piphany, Inc. having an aggregate value of $84,851,000 as of March 26, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



AMOUNT PREVIOUSLY PAID: SCHEDULE TO FILED ON APRIL 3, 2001.

FORM OR REGISTRATION NO.: NOT APPLICABLE.
FILING PARTY: NOT APPICABLE.
DATE FILED: NOT APPLICABLE.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 26881V.

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     A total of 614 employees elected to participate in the exchange program.
Those 614 employees tendered a total of 5,849,237 options to purchase our common stock in return for promises to grant new options on the grant date of November 5, 2001.




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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          E.PIPHANY, INC.

                                          By:      /s/ KEVIN J. YEAMAN
                                            ------------------------------------
                                                      Kevin J. Yeaman
                                                  Chief Financial Officer


Date: May 14, 2001




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